May 9, 2025

Oz Adler
Chief Executive Officer
SciSparc Ltd.
20 Raul Wallenberg Street, Tower A
Tel Aviv 6971916 Israel

       Re: SciSparc Ltd.
           Amendment No. 4 to Registration Statement on Form F-4
           Filed April 29, 2025
           File No. 333-282351
Dear Oz Adler:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 25, 2025 letter.

Amendment No. 4 to Registration Statement on Form F-4 Filed April 29, 2025 Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Statement of Financial Position, page
217

1. Refer to pro forma adjustment 4(a). Please provide us with your calculation of the
       $2,624 thousand addition to share capital and premium.
Consolidated Statements of Cash Flows, page F-8

2. You present $9,005,000 proceeds from issue of share capital (net of issuance expenses) in 2022. Please tell us how you have reflected this transaction in your consolidated statement of changes in equity for 2022.
 May 9, 2025
Page 2
Auditor's Report to the shareholders of AutoMax Motors, page F-56

3.     The audit report states that AutoMax Motors Ltd.   s financial
statements were audited
       in accordance with the standards in Israel, including standards set forth in the accountants (Procedure of an Accountant) Regulations, 1973. Please revise your filing to provide an audit report that states the financial statements were audited in accordance with U.S. Generally Accepted Audited Standards (U.S. GAAS) or the
       Standards of the Public Company Accounting Oversight Board (United
States)
       (PCAOB).

       Please contact Valeria Franks at 202-551-7705 or Suying Li at 202-551-3335 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Howard Berkenblit, Esq.